FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____        No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

A joint announcement on delay in dispatch of scheme document to Netcom shareholders and circular to Unicom shareholders, jointly made by China Unicom Limited and China Netcom Group Corporation (Hong Kong) Limited in English on June 23, 2008.

Document 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Unicom or Netcom, nor is it any solicitation of any vote or approval in any jurisdiction. This announcement also does not constitute any solicitation or recommendation under the rules and regulations of the US Securities and Exchange Commission.

This announcement is not an offer for sale or a sale of Unicom Shares or Unicom ADSs in the United States. The new Unicom Shares and the new Unicom ADSs have not been registered under the US Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act.

CHINA UNICOM LIMITED 中 國 聯 通 股 份 有 限 公 司 (Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance) (Stock Code: 0762)	CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED 中 國 網 通 集 團 (香 港) 有 限 公 司 (Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance) (Stock Code: 0906)

JOINT ANNOUNCEMENT
DELAY IN DESPATCH OF
SCHEME DOCUMENT TO NETCOM SHAREHOLDERS
AND
CIRCULAR TO UNICOM SHAREHOLDERS

As additional time is required to finalise the pro forma financial information relating to the enlarged group to be included in the Scheme Document and the Circular and to accommodate the Court timetable for fixing the Court hearing dates and convening the Court Meeting, the date of despatch of the Scheme Document and the Circular will be delayed and is expected to be a date no later than 16 September 2008.

Unicom and Netcom have applied to the Executive for its consent to extend the date of despatch of the Scheme Document to a date no later than 16 September 2008.

Unicom has also applied to the Hong Kong Stock Exchange for an extension of time for the despatch of the Circular, which is proposed to be despatched at the same time as the Scheme Document, to a date no later than 16 September 2008.

Holders of Unicom Shares, Unicom ADSs, Unicom Options, Netcom Shares, Netcom ADSs and Netcom Options and potential investors in Unicom and Netcom should be aware that the implementation of the Proposals (including the Scheme) is subject to the conditions set out in the Joint Announcement being satisfied or waived, as applicable, and thus the Proposals (including the Scheme) may or may not become effective. Holders of Unicom Shares, Unicom ADSs, Unicom Options, Netcom Shares, Netcom ADSs and Netcom Options and potential investors of Unicom and Netcom should therefore exercise caution when dealing in Unicom Shares, Unicom ADSs, Unicom Options, Netcom Shares, Netcom ADSs or Netcom Options or other securities of Unicom or Netcom. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

1.           INTRODUCTION

Unicom and Netcom refer to the joint announcement issued by them on 2 June 2008 regarding the proposed merger of Unicom and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance (the Joint Announcement). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Joint Announcement.

2.           DELAY IN DESPATCH OF SCHEME DOCUMENT AND CIRCULAR

Pursuant to Rule 8.2 of the Takeovers Code, the Scheme Document is required to be despatched to the Netcom Shareholders within 35 days of the date of the Joint Announcement, which is on or before 7 July 2008.

Pursuant to Rule 14.38 of the Listing Rules, Unicom is required to despatch a circular containing, amongst others, further details of the Proposals and the Very Substantial Acquisition (the Circular) to the Unicom Shareholders within 21 days after the publication of the Joint Announcement, which is on or before 23 June 2008.

As additional time is required to finalise the pro forma financial information relating to the enlarged group to be included in the Scheme Document and the Circular and to accommodate the Court timetable for fixing the Court hearing dates and convening the Court Meeting, the date of despatch of the Scheme Document and the Circular will be delayed and is expected to be a date no later than 16 September 2008.

Unicom and Netcom have applied to the Executive for its consent to extend the date of despatch of the Scheme Document to a date no later than 16 September 2008.

Unicom has also applied to the Hong Kong Stock Exchange for an extension of time for the despatch of the Circular, which is proposed to be despatched at the same time as the Scheme Document, to a date no later than 16 September 2008.

Holders of Unicom Shares, Unicom ADSs, Unicom Options, Netcom Shares, Netcom ADSs and Netcom Options and potential investors in Unicom and Netcom should be aware that the implementation of the Proposals (including the Scheme) is subject to the conditions set out in the Joint Announcement being satisfied or waived, as applicable, and thus the Proposals (including the Scheme) may or may not become effective. Holders of Unicom Shares, Unicom ADSs, Unicom Options, Netcom Shares, Netcom ADSs and Netcom Options and potential investors of Unicom and Netcom should therefore exercise caution when dealing in Unicom Shares, Unicom ADSs, Unicom Options, Netcom Shares, Netcom ADSs or Netcom Options or other securities of Unicom or Netcom. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By order of the board of China Unicom Limited Mr. Chang Xiaobing Chairman and Chief Executive Officer	By order of the board of China Netcom Group Corporation (Hong Kong) Limited Mr. Zuo Xunsheng Chairman and Chief Executive Officer
Hong Kong, 23 June 2008

As at the date of this announcement, the board of directors of Unicom comprises Mr. Chang Xiaobing, Mr. Tong Jilu, Mr. Li Gang and Mr. Zhang Junan as executive directors, Mr. Lu Jianguo and Mr. Lee Suk Kwan as non-executive directors and Mr. Wu Jinglian, Mr. Shan Weijian, Mr. Cheung Wing Lam, Linus and Mr. Wong Wai Ming as independent non-executive directors. The directors of Unicom jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than in relation to the Netcom Group, Netcom Parent and Netcom BVI) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of the statements in this announcement (other than in relation to the Netcom Group, Netcom Parent and Netcom BVI) misleading.

As at the date of this announcement, the board of directors of Netcom comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors. The directors of Netcom jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (in relation to the information relating to the Netcom Group, Netcom Parent and Netcom BVI only) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of the statements relating to the Netcom Group, Netcom Parent and Netcom BVI in this announcement misleading.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Huo Haifeng

By  /s/ Mok Kam Wan

Name:    Huo Haifeng and Mok Kam Wan

Title:       Joint Company Secretaries

Date: June 24, 2008